UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor

London EC2A 1AF

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

International Game Technology PLC Releases Preliminary Estimates of Selected Financial Results of the

IGT Gaming & Digital Business as of and for the Three Months Ended March 31, 2025

On April 29, 2025, International Game Technology PLC (NYSE: IGT) (“IGT”) released certain preliminary estimates of selected financial results as of and for the three months ended March 31, 2025 of its Gaming & Digital business (the “IGT Gaming & Digital Business”), which was classified as discontinued operations as of July 26, 2024. IGT is disclosing this information solely because Voyager Parent, LLC (the “Buyer”), a holding company whose economic, non-voting interests are indirectly owned by funds managed by affiliates of Apollo Global Management, Inc., will be disclosing this information in connection with a financing transaction by the Buyer.

The following are furnished herewith:

Exhibit Number	Description

99.1	Preliminary Estimates of Selected Financial Results of the IGT Gaming & Digital Business as of and for the Three Months Ended March 31, 2025

EXHIBIT INDEX

Exhibit Number	Description

99.1	Preliminary Estimates of Selected Financial Results of the IGT Gaming & Digital Business as of and for the Three Months Ended March 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2025	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Christopher Spears
Christopher Spears
Executive Vice President and General Counsel